UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34173 / January 13, 2021

In the Matter of

Citadel Enterprise Americas LLC
CEIF LLC

131 South Dearborn Street
Chicago, IL 60603

(813-00397)

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

Citadel Enterprise Americas LLC and CEIF LLC filed an application on December 13, 2019, and amended on May 7, 2020, July 10, 2020, and October 15, 2020, requesting a superseding order that amends and restates a prior order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except section 9, and sections 36 through 53, and the rules and regulations thereunder. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

On December 18, 2020, a notice of filing of the application was issued (Investment Company Act Release No. 34143). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Citadel Enterprise Americas LLC and CEIF LLC (File No. 813-00397), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,
Assistant Secretary.